                                                                                    FILING PURSUANT TO RULE 425 OF THE
                                                                                    SECURITIES ACT OF 1933, AS AMENDED

                                                                                    FILER: NORTHROP GRUMMAN CORPORATION

                                                                                    SUBJECT COMPANY: TRW INC. (NO. 1-2384)

                                                                                    FILING: REGISTRATION STATEMENT ON FORM S-4
                                                                                                   (REGISTRATION NO. 333-83672)

Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672) and a tender offer statement on Schedule TO with the Securities and Exchange Commission on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW Inc. stock for Northrop Grumman common stock. These documents, and any amendments or supplements thereto, contain important information which should be read by TRW Inc. shareholders before making any decision regarding the offer to exchange.

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies for the Special Meeting of TRW Inc. Shareholders to be held on May 3, 2002. Northrop Grumman's proxy materials contain important information regarding such potential participants and other matters and should be read by TRW Inc. shareholders.

Copies of any of the foregoing documents may be obtained without charge at the Securities and Exchange Commission's website at www.sec.gov or upon request from D.F. King & Co., Inc., the information agent for Northrop Grumman's offer to exchange, at 800-755-7250.

                       The following press release was issued by Northrop Grumman on May 1, 2002

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NEWS
Northrop Grumman Corporation
Northrop Grumman Corporation
Public Information
1840 Century Park East
Los Angeles, California 90067-2199
Telephone 310-553-6262
Fax 310-556-4561

Contact: Frank Moore (Media) (310) 201-3335
Gaston Kent (Investors) (310) 201-3423

For Immediate Release

NORTHROP GRUMMAN TELLS TRW SHAREHOLDERS THAT
CONTROL SHARE ACQUISITION VOTE THIS FRIDAY IS CRITICAL

Advises TRW Shareholders To Complete Both Sides of Blue Proxy Card

To Make Sure Vote Is Counted

LOS ANGELES — May 1, 2002 — Northrop Grumman Corporation (NYSE: NOC) published a two-page ad in The Wall Street Journal today to let TRW Inc. (NYSE: TRW) shareholders know that the Control Share Acquisition vote this Friday is critical and offered instructions on how to vote the complicated proxy card.

Kent Kresa, chairman and chief executive officer of Northrop Grumman, said, “Friday’s vote is critical to the future of Northrop Grumman’s offer. Yet, because of the onerous voting rules under Ohio law, it is possible that some shareholder votes will not be counted because both sides of the blue proxy card must be filled out. We believe that because of the complexity of this particular proxy card and the necessity of full compliance, some investors may overlook critical information and as a result, lose their vote. Therefore, we urge all TRW shareholders to pay close attention to the instructions on both sides of the proxy card so that their votes count.”

Northrop Grumman said that TRW shareholders wishing to vote for the Control Share Acquisition proposal must return the blue proxy card and:

- more -

NORTHROP GRUMMAN TELLS TRW SHAREHOLDERS THAT
CONTROL SHARE ACQUISITION VOTE THIS FRIDAY IS CRITICAL

On the front side,

☐    Check the box “FOR” the Control Share Acquisition

☐    Check the box “GRANT AUTHORITY” to Northrop Grumman to adjourn the meeting

☐    Sign and date it.

On the reverse side,

☐    Check the appropriate box indicating whether the shares being voted “are not interested.” If this box is not checked, the vote will be deemed “interested” and will not be counted.

Kresa said, “As we have repeatedly stated, Northrop Grumman’s offer for TRW can only legally proceed if shareholders approve the Control Share Acquisition proposal. From the outset, it has been our goal to enter into a negotiated transaction at a full and fair price for TRW. Yet, despite the vote of TRW’s shareholders last week to provide Northrop Grumman with non-public information, TRW’s Board of Directors continues to deny us access to this information. We thought, by now, we would be conducting due diligence to understand TRW’s real value.

“We have agreed to participate in any reasonable process the TRW board may establish for the consideration of proposals, including a 75-day standstill agreement. Instead, TRW has continued to insist on an inappropriate three-year standstill agreement, continuing to delay the process and thwart negotiations. Without access to non-public information and proper due diligence, we cannot determine what a full and fair price for TRW shares would be.”

Kresa continued, “We urge TRW shareholders to send a message to TRW’s board that you want the process to continue moving forward by voting for the Control

NORTHROP GRUMMAN TELLS TRW SHAREHOLDERS THAT
CONTROL SHARE ACQUISITION VOTE THIS FRIDAY IS CRITICAL

Share Acquisition proposal. Shareholder approval of this proposal will keep their options open by enabling them to consider our offer after due diligence.”

Northrop Grumman said that voting for the Control Share Acquisition proposal does not obligate TRW shareholders to accept Northrop Grumman’s present offer or tender their shares.

TRW shareholders who have previously returned a proxy card and would like to change their vote should call D.F. King toll-free (800) 755-7250 or collect at (212) 269-5550. TRW shareholders who previously submitted proxies and are still happy with the way they voted do not need to do anything.

Northrop Grumman Corporation is an $18 billion, global defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With nearly 100,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

Northrop Grumman filed a registration statement on Form S-4 (File No. 333–83672) and a tender offer statement on Schedule TO with the SEC on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW capital stock for Northrop Grumman stock. These documents contain important information. TRW shareholders should read these documents and any amendments or supplements thereto before making any decision regarding the offer to exchange. Copies of such documents may be obtained without charge at the SEC’s website at www.sec.gov or from D.F. King & Co., Inc. the information agent for the offer to exchange, at 800-755-7250.

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies of TRW shareholders in connection with a Special Meeting of TRW Shareholders to be held on May 3, 2002. Northrop Grumman has filed proxy materials for this shareholder meeting which contain information regarding such potential participants. Northrop Grumman’s proxy materials contain important information and should be read by TRW shareholders. These proxy materials and any amendments thereto may be obtained at no charge at the SEC’s website at www.sec.gov as they become available.

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